UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DURATA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

(312) 219-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian A. Johnson

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Durata Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Actavis, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 17, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fourth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 39 of the Schedule 14D-9 as follows:

“On October 31, 2014, Durata and Parent received notice that the FTC granted early termination of the applicable waiting period. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Joint Press Release issued by the Actavis and the Company on October 31, 2014 (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 2 to the Schedule TO filed with the SEC on October 31, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURATA THERAPEUTICS, INC.

By:	/s/ Corey N. Fishman

	Name:	Corey N. Fishman
	Title:	Chief Operating Officer and Chief Financial Officer

Dated: October 31, 2014

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